

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 15, 2007

By facsimile to (410) 580-3001 and U.S. Mail

Mr. Robert F. Gruder
Chief Executive Officer
Stinger Systems, Inc.
2701 North Rocky Point Drive, Suite 1130
Tampa, FL 33607

Re: Stinger Systems, Inc.
        Pre-effective Amendment 1 to Registration Statement on Form S-1
        Filed October 9, 2007
        File No. 333-145852

Dear Mr. Gruder:

        We reviewed the filing and have the comments below.

Description of Private Placement of Senior Secured Convertible Note and Warrant, page 10

1.   Refer to prior comment 5. As requested previously, quantify the amount of net proceeds.
        Further, quantify the amount of net proceeds used to fund working capital. We note the
        response to prior comments 12 and 15.

Legal Proceedings, page 37

2.   Include in the prospectus the information that you gave us in response to prior comment
        8: the amount of punitive damages was not specified in the complaint filed by Taser
        International, Inc. against Stinger.

Selling Stockholders, page 50

        Include in the prospectus the information that you gave us in response to prior
        comments 11, 12, 13, 14, 15, and 16.

Plan of Distribution, page 51

3.   Based on the response to prior comment 3 and related revised disclosures in the registration statement, revise this section's first paragraph to remove the references to "upon exercise of the warrants" and "warrants."

Exhibit 5.1

4.   Refer to prior comment 23. Since the opinion retains the language that counsel assumes no obligation to supplement the opinion if any applicable laws change or if any facts or circumstances might change the opinion, file a new opinion immediately before the registration statement's effectiveness.

Closing

        File an amendment to the S-1 in response to the comments. To expedite our review, Stinger may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Stinger thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Stinger and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        If Stinger requests acceleration of the registration statement's effectiveness, Stinger should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Stinger from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- Stinger may not assert our comments and the declaration of the registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Stinger provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Jason C. Harmon, Esq.
        DLA Piper US LLP
        6225 Smith Avenue
        Baltimore, MD 21209